UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL RECEIVES FIRST TRANCHE OF FINANCING FOR DEVELOPMENT OF ELGA COAL COMPLEX
FROM VNESHECONOMBANK

Moscow, Russia – November 28, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that Elgaugol OOO project company has received the 150-million-dollar first tranche of the project financing for
Elga Coal Complex’s first stage totalling 2.5 billion US dollars from
Vnesheconombank.
Currently development of the rich Elga deposit is a key investment project for
Mechel. Receiving these funds enables the company to continue working on this project regardless of market volatility and attain planned results as scheduled.
“The quality of Elga’s coals and Elga’s geographic location make this project one of the most efficient in the world,” Chairman of Mechel OAO’s Board of
Directors Igor Zyuzin said.
“It is through financing such important projects that the economy of Far East and Eastern Siberia should develop. This project is a key one for the region in the sense of economic effect,” Vnesheconombank’s First Deputy Chairman and member of the Board Andrey Sapelin said.
The deal granting Mechel OAO project financing totaling 2.5 billion US dollars for the development of Elga Coal Complex’s first stage was approved by
Vnesheconombank’s Supervisory Board in September 2013. The loan has a tenor of
13.5 years with a grace period until 2017. According to the transaction’s conditions, Vnesheconombank’s funds will be used to complete construction of
Elga Coal Complex’s first stage. It includes construction of a railroad and a mining and washing complex with an annual capacity of 11.7 million tonnes of run-of-mine coal by 2017.
Editorial note:
State Corporation “Bank for Development and Foreign Economic Affairs
(Vnesheconombank)” was established in 2007 through a transformation of Bank for
Foreign Economic Affairs of the USSR. Vnesheconombank operates in conformity with Federal Law dated May 17, 2007 “On Bank for Development”. The Memorandum on
Financial Policies approved by Resolution of the Government of the Russian
Federation dated July 27, 2007 sets forth major business lines and indicators of the Bank’s performance. Vnesheconombank is one of the key instruments for implementing the state economic policy aimed at removing infrastructure restrictions that impede economic growth, enhancing efficient utilization of natural resources, developing high-tech industries, unleashing innovative and industrial potential of small- and medium-sized enterprises (SMEs) and ensuring support for exports of industrial goods and services.
The Elga coal deposit is Russia’s largest and one of the world’s largest deposits of high-quality coking coal, and is located in Southern Yakutia. Its reserves total some 2.2 billion tonnes according to JORC standards.

***
Mechel OAO
Ekaterina Videman
Tel: +7 495 221-88-88
Ekaterina.videman@mechel.com
 ***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 28, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO